Exhibit 99.1

Student Transportation Announces
Normal Course Issuer Bid

Barrie, ON (May 19, 2017) - Student Transportation Inc. (“STI”) (TSX, NASDAQ:STB) announced today that the Toronto Stock Exchange (the “Exchange”) has approved its notice of intention to approve its normal course issuer bid for a portion of its common shares (“Common Shares”) as appropriate opportunities arise from time to time. STI’s normal course issuer bid will be made in accordance with the requirements of the Exchange. STI may begin to purchase Common Shares on or about May 24, 2017. The normal course issuer bid will expire on May 23, 2018.

As of May 14, 2017, there were 94,561,635 Common Shares issued and outstanding. Pursuant to the notice, STI is permitted to acquire up to a maximum number of Common Shares equal to 9,225,542 Common Shares, being 10% of the public float as of May 14, 2017. Purchases will be made by STI through the facilities of TSX, NASDAQ Stock Market and other alternative Canadian trading systems. The price which STI will pay for any Common Share will be the market price of such Common Share at the time of acquisition. Pursuant to the Toronto Stock Exchange rules, the maximum number of Common Shares that may be repurchased during the same trading day is 49,381 Common Shares, subject to STI’s ability to make one block purchase per calendar week which exceeds such limit. The Common Shares will be cancelled upon their purchase by STI. STI will fund the purchases either through borrowings on its senior debt facility or out of available cash. STI believes that the purchase by STI of a portion of outstanding Common Shares is an appropriate use of senior borrowing capacity and/or available cash and is in the best interests of STI and its security holders.

STI acquired 435,159 Common Shares at a weighted average trading price of $3.80 through its normal course issuer bid that expired on October 23, 2016.

The notice of intention provides that no appraisal or valuation regarding STI, its material assets or securities, has been prepared within the two years preceding the date of the notice.

Profile

Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the failure of the Company to purchase any Common Shares under its normal course issuer bid, as well the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact

Student Transportation Inc.

Doug Coupe

Director of Communications & Investor Relations

(843) 884-2720

Email: dcoupe@ridesSTA.com